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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ---------------

                               AMENDMENT NO. 2
                                     TO
                                 SCHEDULE TO

                    Tender Offer Statement under Section
         14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ---------------

                  MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                          (Name of Subject Company)

                               ---------------

                               O. BRUCE MILLS
                      (Name of Filing Person--Offeror)

                               ---------------

                          LIMITED PARTNERSHIP UNITS
                       (Title of Class of Securities)
                                     N/A
                    (CUSIP Number of Class of Securities)

                               ---------------

                               O. BRUCE MILLS
                       15480 ELK RIDGE LANE, SUITE 200
                        CHESTERFIELD, MISSOURI 63017
                          TELEPHONE: (636) 728-1000
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Filing Persons)

                               ---------------

                                  COPY TO:
                           ROBERT M. LAROSE, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI 63101
                          TELEPHONE: (314) 552-6000

                               ---------------

                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation                            Amount of Filing Fee
--------------------------------------------------------------------------------
      $4,859,200.00*                                     $971.84
--------------------------------------------------------------------------------
[FN]
* For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property
   Investors - Four, L.P. at a purchase price of $400 per unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $971.84
Form or Registration No.: Schedule TO
Filing Party: O. Bruce Mills
Date Filed: July 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 2 to Tender Offer Statement on Schedule TO
amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001 ("Schedule TO") by
O. Bruce Mills relating to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively.

         On July 27, 2001, O. Bruce Mills sent a letter to all of the limited partners of Maxus Real Property Investors - Four, L.P. supplementing the disclosures contained in the Offer to Purchase in response to comments Mr. Mills received from the Securities and Exchange Commission. A copy of the letter is attached hereto as Exhibit (a)(6).

         The offer will expire at 12:00 Midnight, Central Standard Time, on Tuesday, August 7, 2001, unless Mr. Mills extends the time period for which the offer is open, in which event the offer will expire at the later time and date announced by Mr. Mills at the time of the extension. Mr. Mills may extend the offer in his sole discretion by issuing a notice of extension by press release or other public announcement not later than 9:00 a.m., Eastern Daylight Time, on August 8, 2001. The notice of extension, if given, will include an approximate number of the units tendered as of the original expiration date.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

         (a) (1)    Letter to Partners dated July 10, 2001*

         (a) (2)    Offer to Purchase*

         (a) (3)    Letter of Transmittal*

         (a) (4)    Affidavit and Indemnification Agreement*

         (a) (5)    Letter to Partners dated July 24, 2001**

         (a) (6)    Letter to Partners dated July 27, 2001

         (b) (1)    Commitment Letter from Bank of Washington*

         (c) - (h)  Not applicable

[FN]
---------------

    *  Previously filed as exhibits to Schedule TO filed July 10, 2001.
    ** Previously filed as exhibit to Amendment No. 1 to Schedule TO filed
       July 24, 2001.

                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001



By: /s/ O. Bruce Mills
    ----------------------------------------
    O. Bruce Mills



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                                EXHIBIT INDEX
                                -------------

         Exhibit                    Description
         -------                    -----------

         (a) (1)           Letter to Partners dated July 10, 2001*

         (a) (2)           Offer to Purchase*

         (a) (3)           Letter of Transmittal*

         (a) (4)           Affidavit and Indemnification Agreement*

         (a) (5)           Letter to Partners dated July 24, 2001**

         (a) (6)           Letter to Partners dated July 27, 2001

         (b) (1)           Commitment Letter from Bank of Washington*

         (c) - (h)         Not applicable

[FN]
--------------------

    *  Previously filed as exhibits to Schedule TO filed July 10, 2001
    ** Previously filed as exhibit to Amendment No. 1 to Schedule TO filed
       July 24, 2001.




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                                                              Exhibit (a)(6)
                                                              --------------



                   [Letterhead of Mills Properties, Inc.]




July 27, 2001


TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

On July 10, 2001, I commenced a tender offer for any and all of the limited partnership units of Maxus Real Property Investors, L.P. at $400 per unit in cash. Since the commencement, I mailed you a letter dated July 24, 2001 in which I absolutely and irrevocably waived the condition to my original offer that required the tender of a minimum number of units that would result in my holding a majority of the outstanding units upon completion of my tender offer.

On the same day as I mailed my July 24th letter, I received a letter from the Securities and Exchange Commission providing comments on my original offer to purchase. I have responded to each of the SEC's comments and, for the sake of completeness and clarity, I am supplementing the disclosures in the original offer to purchase with the following additional disclosures:

         TERMINATION OF PARTNERSHIP; VOIDING OF TENDERS. In the General
         ----------------------------------------------
Partner's filing with the SEC and in a simultaneous communication to you, the General Partner asserts that my offer could result in the termination of the Partnership, thereby making the tenders of units void and ineffectual under the Partnership Agreement. My legal counsel has evaluated these provisions of the Partnership Agreement and has advised me that those sections were included in the Partnership Agreement at a time when termination of the Partnership could have resulted in adverse federal income tax consequences to both the existing partners and any purchaser of partnership units. Since 1997, those adverse federal income tax consequences have been eliminated as they relate to the Partnership. Therefore, the sections of the Partnership Agreement cited by the General Partner have no continuing effect. I will challenge any attempt by the General Partner to rely upon these out-dated provisions to void purchase and transfers of units pursuant to my offer.

         POSSIBLE ACCELERATION OF PARTNERSHIP'S MORTGAGE LOAN. The General
         ----------------------------------------------------
Partner has also asserted in its filings with the SEC and its communications with you that if my offer succeeds it would result in an event of default under the Partnership's mortgage loan with Northland/Marquette Center Capital Group, Inc. The deed of trust for the mortgage loan states that a transfer of either a general partnership interest or 51% or more of the limited partnership interests would constitute an event of default unless the lender consents to the transfer. The deed of trust contains criteria which, if satisfied, shall require the lender's consent to the transfer. While I will take all actions necessary to obtain the approval of the lender and while I believe that I will be able to satisfy the criteria in the deed of trust required for the approval, no assurance can be made that the lender will ultimately give its approval. If the lender's consent to the transfer cannot be obtained, the lender will be entitled to exercise its remedies applicable to events of default under the deed of trust, which could include the acceleration of the mortgage loan. This risk would only be applicable to limited partners who do not tender. In the past 20 years I have never been turned down by a lender in being approved to assume a loan or to take over management of a property.

         REVISED NUMBER OF UNITS OUTSTANDING. The General Partner had
         -----------------------------------
originally announced in a press release on June 14, 2001 that the Partnership had redeemed 1,376 units in the Partnership's tender offer that closed on June 5, 2001, leaving 12,153 units outstanding. The General Partner revised the


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number of units redeemed in its latest filing with the SEC, now stating that
1,356 were purchased in the tender offer. This leaves 12,173 units currently outstanding according to the latest filing by the General Partner. I have now waived the condition that would require tenders of a minimum number of units such that, when added to the five units that I currently own, would result in my owning a majority of the outstanding units after the tender offer. However, for me to own a majority of the units after the tender offer, 6,082 units would have to be tendered in the tender offer.

         DETERMINATION OF THE UNIT PRICE IN THE TENDER OFFER. The SEC
         ---------------------------------------------------
requested clarification on the methodologies that I used in determining a price for my tender offer. As I previously disclosed in my offer to purchase, I did not do any independent appraisal of the Partnership's property, Woodhollow Apartments, nor did I retain any investment banking firm or financial advisor to give me advice as to the valuation of the units or the fairness of the price that I have offered. I commenced this tender offer because I received the Partnership's offer of $300 per unit less a $75 transfer fee per transaction and compared that with the Partnership's then-current determination that net liquidation value per unit was $530 (now $567, after the Partnership's redemption and distribution). On the basis of my review of the Partnership's publicly disclosed financial statements and my knowledge and experience of the St. Louis, Missouri real estate market, I had no reason to question the Partnership's calculation of net liquidation value per unit. I simply compared the Partnership's $300 per unit offer to the Partnership's calculation of the net liquidation value per unit in determining that the Partnership's price was "significantly lower" than the current value of the units.

I determined to offer $400 per unit in my offer because it was a 33% premium over the Partnership's offer and, in addition, did not deduct any fees from the amount paid to tendering partners. This was the entire extent of my analysis as to price - that, by the Partnership's own calculations, the units were worth significantly more than the Partnership's offering price and that I was willing to pay $400 per unit for any and all units tendered.

         EXTENSION OF THE OFFER. I have reserved the right, in my
         ----------------------
discretion, to extend my tender offer past the current expiration time of 12:00 Midnight, Central Daylight Time, on August 7, 2001. If I should decide to extend, I am required under the federal securities laws and regulations to do so by issuing a notice of extension by press release or other public announcement not later than 9:00 A.M., Eastern Daylight Time, on August 8, 2001. The notice of extension, if given, will include an approximate number of the units tendered as of the original expiration date.

         WITHDRAWAL RIGHT. The federal securities laws and regulations
         ----------------
require that tendering limited partners have the right to withdraw their tendered units if the units have not been accepted for payment on or before the sixtieth day after the date of the original tender offer. The sixtieth day after the commencement of my tender offer is September 7, 2001. Under the terms of my tender offer, any tendering limited partner may withdraw his or her tendered units at any time prior to the expiration of the offer, at which time, I intend to immediately accept all tendered units for purchase.

         PROMPT RETURN OF UNPURCHASED UNITS. If for any reason I do not
         ----------------------------------
purchase any tendered units immediately after the expiration of my offer, I will return the units to those limited partners who tendered the units promptly after the expiration date of the offer as required by the federal securities laws and regulations.

         WAIVER OF CONDITION WITH RESPECT TO SIGNIFICANT CHANGES IN GENERAL
         ------------------------------------------------------------------
LEVEL OF EQUITY PRICES IN THE UNITED STATES AND ABROAD. The SEC has pointed
------------------------------------------------------
out that the condition contained in my original offer that there be no significant change, in my judgment, in the general level of market prices of equity securities in the United States or abroad is vague and not capable of objective measurement. This was a condition of the Partnership's offer and I included it in my offer to make the conditions of my offer


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comparable to those of the Partnership. I agree with the SEC's view and hereby absolutely and irrevocably waive this condition to my offer.

         OTHER CONDITIONS OF THE OFFER. Any of the remaining conditions to
         -----------------------------
 my offer must be satisfied or waived prior to the expiration of my offer.

         FEDERAL INCOME TAX CONSEQUENCES. Section 11 of my original offer to
         -------------------------------
purchase discloses the material federal income tax consequences of the sale of your units in my tender offer.

If you have any questions or comments concerning any aspect of my offer, please contact me or my information agent at your earliest convenience. The information agent is Georgeson Shareholder, 111 Commerce Road, Carlstadt, New Jersey 07072, telephone number: (888) 385-0238, facsimile number: (201) 460-2889. If you wish to tender any of your units into my tender offer, you may do so by delivering a signed and completed letter of transmittal and the certificate or certificates for the tendered units to the depositary for the offer, LaSalle Bank National Association, 135 South LaSalle Street, Suite 1811, Corporate Trust Operations, Chicago, Illinois 60603, telephone number:
(800) 246-5761, menu option #2, facsimile number: (312) 904-2584.

Thank you again for your consideration of my offer.

Respectfully yours,

/s/ O. Bruce Mills

O. Bruce Mills